

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Merle Ferguson
Chief Executive Officer
GOLD ROCK HOLDINGS, INC.
2020 General Booth Blvd., Suite 230
Virginia Beach, VA 23454

Re: **GOLD ROCK HOLDINGS, INC.**
Registration Statement on Form 10
Filed June 30, 2021
File No. 000-56304

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

Business, page 2

1. We note your disclosure regarding your business providing underground contracting and engineering services as they pertain to running broadband high-speed fiber-optic cables in both urban and rural areas throughout the USA; however, we also note you report no revenues and appear to have very few assets or employees and no clients. Please clarify the current status of your business, including whether and to what extent you have provided services to date.

2. Please clarify your relationship with the team of professional contractors you employ and provide a description of such contractors, the projects they have been employed on and the material terms of your contracts with such contractors. Please file material agreements as exhibits.

3.   Please describe the Z-mix product clearly, including the duration of any material patents. Also, provide support for your claims regarding the Z-mix product-line such as that it is "stronger than steel and lighter than wood," "can withstand hurricane force winds, earthquakes, and be very fire retardant" and that a self-sustained Z-Mix home can be completely built in a matter of hours for a fraction of the cost of a conventional wood-framed home.

Risk Factors
We rely upon third party relationships...., page 8

4.   We note your risk factor disclosure that certain of your materials are only available from a single-source supplier or a small number of suppliers. Please expand your disclosure here to discuss your sources and the availability of raw materials and include the names of any principal suppliers, or revise your disclosure as appropriate. Refer to Item 101(h)(4)(v) of Regulation S-K.

Biography, page 17

5.   We note your disclosure regarding Mr. Ferguson's education and military service from 1964 to 1970 and subsequent business experience from 2010. However, we note that you have omitted disclosure regarding proceedings taken by the SEC against Mr. Ferguson and their effect. See, for example, SEC v. World Homes, Inc., Merle Ferguson and Susan Donohue, Civil Action No. CV-S-01-0658-PMP-LRL (USDC D. Nev.) and SEC v. Composite Holdings, Inc., *aka* Composite Industries, Inc. *fka* World Homes, Inc., and Merle Ferguson, Case No. CV-S-01-0658-PMP-LRL (USDC D.Nev.). Please revise your disclosure to address the effect of these proceedings, including the permanent injunction enjoining Mr. Ferguson from future violations of the securities registration and antifraud provisions of the federal securities laws, or advise.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Paul Cline at 202-551-3851or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction

cc: Richard W. Jones, Esq.